UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BIP Ventures Evergreen BDC

(Name of Subject Company (Issuer))

BIP Ventures Evergreen BDC

(Name of Filing Person (Offeror))

Shares of Beneficial Interest, Par Value $0.01 per share

(Titles of Classes of Securities)

N/A

(CUSIP Number of Shares of Beneficial Interest)

Todd Knudsen

Chief Financial Officer

BIP Ventures Evergreen BDC

3575 Piedmont Rd NE

Building 15, Suite 730

Atlanta, GA 30305

(404) 410-6476

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Blake E. Estes

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(332) 253-7778

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on July 20, 2026 by BIP Ventures Evergreen BDC, a Delaware statutory trust (the “Company”) structured as an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, in connection with an offer by the Company (the “Offer”) to purchase up to 245,851 of its outstanding Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), at a price equal to the net asset value (“NAV”) per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2026, filed as Exhibit (a)(1)(i) to the Statement (the “Offer to Purchase”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(ii) to the Statement (the “Letter of Transmittal”).

This Amendment No. 1 is being filed pursuant to Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vi)	Shareholder Update Regarding Tender Offer, dated August 20, 2026

Except as specifically provided herein, the information contained in the Statement and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Statement or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIP VENTURES EVERGREEN BDC

By:	/s/ Mark Buffington
Name:	Mark Buffington
Title:	CEO and Chairman of the Board of Trustees

Dated:	August 20, 2026

EXHIBIT INDEX

(a)(1)(vi)	Shareholder Update Regarding Tender Offer, dated August 20, 2026, filed herewith.